SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of February, 2007.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, 108-0014, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	ORIX’s Third Quarter Consolidated Financial Results (April 1, 2006 – December 31, 2006) filed with the Tokyo Stock Exchange on Thursday, February 8, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: February 8, 2007	By	/s/ Shunsuke Takeda
Shunsuke Takeda
Director
Vice Chairman and CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2006 – December 31, 2006

February 8, 2007

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 119.11 to $1.00, the approximate exchange rate prevailing at December 31, 2006.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Corporate Communications

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: +81-3-5419-5102 Fax: +81-3-5419-5901

E-mail: raymond_spencer@orix.co.jp

Consolidated Financial Results from April 1, 2006 to December 31, 2006

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591) Osaka Securities Exchange New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN Tel: +81-3-5419-5102 (URL http://www.orix.co.jp/grp/ir_e/ir_index.htm)

1. Performance Highlights for the Nine Months Ended December 31, 2006 and 2005, and the Year Ended March 31, 2006

(1) Performance Highlights - Operating Results (Unaudited)

(millions of JPY)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change
December 31, 2006	851,751	27.7%	223,597	33.3%	246,727	28.9%
December 31, 2005	666,848	5.5%	167,791	83.6%	191,466	69.8%
March 31, 2006	930,397	—	214,975	—	249,787	—

	Net Income	Year-on-Year Change	Basic Earnings Per Share	Diluted Earnings Per Share
December 31, 2006	150,981	19.7%	1,675.43	1,614.50
December 31, 2005	126,097	86.2%	1,434.39	1,359.01
March 31, 2006	166,388	—	1,883.89	1,790.30

1.	Equity in Net Income of Affiliates was a net gain of JPY 21,967 million for the nine months ended December 31, 2006, a net gain of JPY 20,716 million for the nine months ended December 31, 2005 and a net gain of JPY 32,080 million for the year ended March 31, 2006.

2.	The average number of shares was 90,114,837 for the nine months ended December 31, 2006, 87,909,798 for the nine months ended December 31, 2005 and 88,321,649 for the year ended March 31, 2006.

3. Adoption of simplified accounting method	Yes	( x )	No ( )

4. Changes in Accounting Principles	Yes	( )	No ( x ) (except for adoptions of new accounting principles)

5. Changes in Numbers of Consolidated Subsidiaries and Affiliates	Yes	( x )	No ( )
Additions: Consolidated Subsidiaries 9, Affiliates 2			Deletions: Consolidated Subsidiaries 5, Affiliates 4

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.

*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
December 31, 2006	7,802,545	1,137,752	14.6%	12,588.14
December 31, 2005	6,686,456	898,828	13.4%	10,099.03
March 31, 2006	7,242,455	953,646	13.2%	10,608.97

1.	The number of outstanding shares was 90,382,877 as of December 31, 2006, 89,001,424 as of December 31, 2005 and 89,890,579 as of March 31, 2006.

(3) Performance Highlights - Cash Flows (Unaudited)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
December 31, 2006	163,714	(561,663)	278,251	126,782
December 31, 2005	140,718	(466,715)	315,286	135,931
March 31, 2006	136,003	(799,357)	762,528	245,856

2. Forecasts for the Year Ending March 31, 2007 (Unaudited)

Fiscal Year	Total Revenues	Income before Income Taxes	Net Income
March 31, 2007	1,123,000	319,000	195,000

1.	Basic Earnings Per Share is forecasted to be JPY 2,157.49.

Summary of Consolidated Financial Results

1. Nine Months Ended December 31, 2006

Financial Highlights

Income before Income Taxes*	246,727 million yen (Up 29% year on year)
Net Income	150,981 million yen (Up 20% year on year)
Earnings Per Share (Basic)	1,675.43 yen (Up 17% year on year)
Earnings Per Share (Diluted)	1,614.50 yen (Up 19% year on year)
Shareholders’ Equity Per Share	12,588.14 yen (Up 19% on March 31, 2006)
ROE (Annualized)	19.3% (December 31, 2005: 20.7%)
ROA (Annualized)	2.68% (December 31, 2005: 2.64%)

*	“Income before income taxes” refers to “income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain.”

Revenues: 851,751 million yen (Up 28% year on year)

Revenues increased 28% to 851,751 million yen in the first nine months of this fiscal year compared with the same period of the previous fiscal year. Although “direct financing leases” and “life insurance premiums and related investment income” decreased year on year, revenues from “operating leases,” “interest on loans and investment securities,” “brokerage commissions and net gains on investment securities,” “real estate sales,” “gains on sales of real estate under operating leases,” and “other operating revenues” were up compared to the same period of the previous fiscal year.

Revenues from “direct financing leases” decreased 2% to 68,626 million yen compared to the same period of the previous fiscal year. In Japan, revenues from “direct financing leases” were down 10% to 47,295 million yen compared to 52,451 million yen in the same period of the previous fiscal year due to the lower level of operating assets and a decrease in revenues from securitization. Overseas, revenues were up 19% to 21,331 million yen compared to 17,931 million yen in the same period of the previous fiscal year due to the expansion of leasing operations in the Asia, Oceania and Europe segment.

Revenues from “operating leases” increased 18% to 189,502 million yen compared to the same period of the previous fiscal year. In Japan, there was an expansion of automobile and real estate operating leases, that resulted in a 18% increase in revenues to 143,902 million yen compared to 122,095 million yen in the same period of the previous fiscal year. Overseas, revenues were up 19% to 45,600 million yen compared to 38,207 million yen in the same period of the previous fiscal year due to the expansion of automobile operating leases in the Asia, Oceania and Europe segment.

Revenues from “interest on loans and investment securities” increased 25% to 146,262 million yen compared to the same period of the previous fiscal year. In Japan, “interest on loans and investment securities” increased 17% to 110,688 million yen compared to 94,665 million yen in the same period of the previous fiscal year due primarily to an expansion of interest earning assets including non-recourse loans and loans to corporate customers. Overseas, revenues were up 61% to 35,574 million yen compared to 22,086 million yen in the same period of the previous fiscal year due to an expansion of revenues associated with loans to corporate customers as well as contributions from interest on investment securities in The Americas segment, in addition to the expansion of our loan servicing operations in the Asia, Oceania and Europe segment.

Revenues from “brokerage commissions and net gains on investment securities” more than doubled to 57,830 million yen compared to the same period of the previous fiscal year. Brokerage commissions decreased year on year. Net gains on investment securities more than doubled year on year due to the strong performance of our venture capital operations in Japan, in addition to the gains on the sale of a portion of our shares in Aozora Bank, Ltd. (herein referred to as “Aozora Bank”) in connection with its listing on the Tokyo Stock Exchange, as well as contributions overseas from revenues of securities investments in The Americas segment.

“Life insurance premiums and related investment income” were down 4% year on year to 94,198 million yen, due to decrease in life insurance premiums and life insurance related investment income year on year.

“Real estate sales” increased 48% year on year to 79,245 million yen due to an increase in the number of condominiums sold to buyers from 1,415 units in the first nine months of the previous fiscal year to 2,045 units in the first nine months of this fiscal year.

“Gains on sales of real estate under operating leases” (refer to (Note 1) below) increased 85% year on year to 17,468 million yen due to an increase in sales of office buildings and other real estate under operating leases.

“Other operating revenues” increased 53% year on year to 198,620 million yen. In Japan, revenues were up 22% to 155,290 million yen compared to 126,940 million yen in the same period of the previous fiscal year due to the increases in revenues associated with our real estate management operations, including training facilities and golf courses, and the automobile maintenance service operations, as well as the contribution from the beginning of the first quarter of this fiscal year of companies, which we invested in the previous fiscal year, in addition to contributions of servicing fees from our loan servicing operations. Overseas, revenues increased almost 14 times to 43,330 million yen compared to 3,206 million yen in the same period of the previous fiscal year due to the contribution from the beginning of the first quarter of this fiscal year of Houlihan Lokey Howard & Zukin (herein referred to as “Houlihan Lokey”) that entered the ORIX Group in the fourth quarter of the previous fiscal year and is included in The Americas segment.

Note 1: Subsidiaries, business units, and certain rental properties sold or to be disposed of by sale without significant continuing involvements are reported under discontinued operations and the related amounts that had been previously reported have been reclassified retroactively.

Expenses: 628,154 million yen (Up 26% year on year)

Expenses increased 26% to 628,154 million yen compared with the same period of the previous fiscal year. Although “life insurance costs” and “provision for doubtful receivables and probable loan losses” were down year on year, “interest expense,” “costs of operating leases,” “costs of real estate sales,” “other operating expenses,” “selling, general and administrative expenses,” “write-downs of long-lived assets,” and “write-downs of securities” increased year on year.

“Interest expense” was up 37% year on year to 58,801 million yen. “Interest expense” increased 25% year on year in Japan and increased 56% year on year overseas, due to the higher average debt levels and higher interest rates.

“Costs of operating leases” were up 20% year on year to 120,882 million yen accompanying the increase in the average balance of investment in operating leases.

“Life insurance costs” decreased year on year to 81,711 million yen.

“Costs of real estate sales” were up 41% year on year to 64,989 million yen along with the increase in “real estate sales.”

“Other operating expenses” were up 24% year on year to 104,175 million yen accompanying the increase in “other operating revenues.”

“Selling, general and administrative expenses” were up 43% year on year to 182,729 million yen due to an increase in personnel and related expenses associated with Houlihan Lokey, which entered the ORIX Group in the fourth quarter of the previous fiscal year, as well as an increase in the number of employees in the Corporate Financial Services and Automobile Operations segments as a result of an effort to expand our sales platform in Japan.

Despite an increase in operating assets, “provision for doubtful receivables and probable loan losses” was down 21% year on year to 9,387 million yen due to a lower occurrence of new non-performing assets and some reversals of the provision for doubtful receivables and probable loan losses.

“Write-downs of long-lived assets” increased year on year to 1,318 million yen.

“Write-downs of securities” were up 4% year on year to 4,047 million yen.

Net Income: 150,981 million yen (Up 20% year on year)

“Operating income” was up 33% year on year to 223,597 million yen, due to the reasons noted above.

“Equity in net income of affiliates” was up 6% to 21,967 million yen compared to the same period of the previous fiscal year due to an increase in profits from equity method affiliates in Japan, despite a decrease in profits from equity method affiliates overseas.

“Gains on sales of subsidiaries and affiliates and liquidation loss” were down 61% year on year to 1,163 million yen.

As a result, “income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain” increased 29% year on year to 246,727 million yen.

“Minority interests in earnings of subsidiaries, net” almost tripled year on year to 3,315 million yen as a result of the minority interests in earnings from the beginning of the first quarter of this fiscal year of Houlihan Lokey that entered the ORIX Group in the fourth quarter of the previous fiscal year.

“Income from continuing operations” increased 27% year on year to 141,978 million yen.

“Discontinued operations (refer to (Note 1) on page 2), net of applicable tax effect” decreased 41% year on year to 8,430 million yen.

As a result, “net income” increased 20% year on year to 150,981 million yen.

Operating Assets: 6,416,509 million yen (Up 10% on March 31, 2006)

Operating assets were up 10% on March 31, 2006 to 6,416,509 million yen. While “investment in direct financing leases” was down on March 31, 2006, “installment loans,” “investment in operating leases,” “investment in securities,” and “other operating assets” were up.

Segment Information

Segment profits (refer to (Note 2) below) declined for the “Rental Operations,” “Life Insurance,” and “The Americas” segments; and increased for the “Corporate Financial Services,” “Automobile Operations,” “Real Estate-Related Finance,” “Real Estate,” “Other,” and “Asia, Oceania and Europe” segments compared to the same period of the previous fiscal year.

Note 2: Since the Company evaluates the performance of its segments based on profits before income taxes, tax expenses are not included in segment profits. In addition, results of discontinued operations are included in “Segment Revenues” and “Segment Profits” of each segment, if any. Such amounts are eliminated in “Difference between Segment totals and Consolidated Amounts.”

Operations in Japan

Corporate Financial Services Segment

Segment revenues were up 17% year on year to 89,071 million yen due mainly to the expansion of loans to corporate customers.

Although “selling, general and administrative expenses” increased as a result of upfront costs associated with an increase in the number of employees as a result of an effort to expand our sales and marketing base, segment profits increased 9% to 41,857 million yen compared to 38,445 million yen in the same period of the previous fiscal year due to an increase in segment revenues and the lower “provision for doubtful receivables and probable loan losses.”

Segment assets increased 11% on March 31, 2006 to 1,794,665 million yen due to an increase in loans to corporate customers.

Automobile Operations Segment

Segment revenues increased 14% year on year to 109,140 million yen due to the increase in revenues from operating leases and maintenance services in the automobile leasing operations.

Although “selling, general and administrative expenses” increased as a result of an increase in the number of employees in an effort to develop our customer base focusing on expanding our automobile-related business to individuals, segment profits increased 6% to 19,741 million yen in line with the increase in segment revenues compared to 18,590 million yen in the same period of the previous fiscal year.

Although there was an expansion of the automobile leasing operations that also include operating leases, segment assets were flat on March 31, 2006 at 512,987 million yen due to asset securitization.

Rental Operations Segment

Segment revenues were flat year on year at 49,446 million yen.

Segment profits decreased 4% to 6,328 million yen compared to 6,612 million yen due to the recognition of losses on the sale of investment securities.

Segment assets were down on March 31, 2006 to 120,826 million yen due to a decrease in investment in direct financing leases despite an increase in investment in operating leases.

Real Estate-Related Finance Segment

Segment revenues increased 13% year on year to 57,988 million yen due to an expansion of revenues associated with corporate loans, including non-recourse loans, and contributions from the loan servicing operations and gains on sales of real estate under operating leases.

Segment profits increased 15% to 30,685 million yen compared to 26,770 million yen in the same period of the previous fiscal year due to the increase in segment revenues and a lower “provision for doubtful receivables and probable loan losses.”

Segment assets increased 14% on March 31, 2006 to 1,398,997 million yen due mainly to an increase in corporate loans, including non-recourse loans.

Real Estate Segment

Segment revenues increased 33% year on year to 194,949 million yen as more condominiums were sold to buyers in the first nine months of this fiscal year compared to the same period of the previous fiscal year, and due to the increase in revenues associated with the real estate management operations, including office rental activities, in addition to contributions from the gains on sales of real estate under operating leases.

Segment profits increased 61% to 41,958 million yen compared to 26,011 million yen in the same period of the previous fiscal year due to contributions from gains on sales of real estate under operating leases and due to the increase in segment revenues, including condominium sales.

Segment assets increased 20% on March 31, 2006 to 816,148 million yen due mainly to the expansion of operating assets, including investment in operating leases.

Life Insurance Segment

Segment revenues were down 4% year on year to 93,621 million yen as a result of lower revenues from life insurance premiums and related investment income compared to the same period of the previous fiscal year.

Segment profits decreased 30% year on year to 7,222 million yen compared to 10,324 million yen in the same period of the previous fiscal year due to lower segment revenues.

Segment assets increased 4% on March 31, 2006 to 512,622 million yen.

Other Segment

Segment revenues increased 49% year on year to 117,400 million yen due to an increase in gains on investment securities at the venture capital operations in addition to the gains on the sale of a portion of our shares in Aozora Bank in connection with its listing on the Tokyo Stock Exchange.

Segment profits increased 97% to 59,584 million yen compared to 30,268 million yen in the same period of the previous fiscal year. While gains on sales of subsidiaries and affiliates decreased year on year, the higher segment revenues and contributions from “equity in net income of affiliates” led to the higher segment profits.

Segment assets increased 14% on March 31, 2006 to 762,038 million yen.

Overseas Operations

The Americas Segment

Although the previous fiscal year benefited from the gain on the sale of the primary and master servicing business as well as gains on sales of real estate under operating leases, segment revenues increased 84% year on year to 85,830 million yen due to the contribution from the beginning of the first quarter of this fiscal year of Houlihan Lokey and the increase in revenues associated with corporate loans and securities investments.

Segment profits decreased 13% to 23,905 million yen compared to 27,591 million yen in the same period of the previous fiscal year. Although Houlihan Lokey contributed to profits from the beginning of the first quarter of this fiscal year, there were no contributions in the first nine months of this fiscal year such as the gain on the sale of operations that were recorded in the same period of the previous fiscal year, in addition to a decrease in “equity in net income of affiliates.”

Segment assets increased 12% on March 31, 2006 to 494,359 million yen due mainly to an increase in corporate loans.

Asia, Oceania and Europe Segment

Segment revenues were up 13% year on year to 76,523 million yen due to the expansion of the leasing operations that include operating leases such as automobile leasing, as well as the loan servicing operations, in addition to gains on the sale of operations in the Oceania region.

Segment profits increased 8% to 29,230 million yen compared to 27,100 million yen in the same period of the previous fiscal year due to an increase in segment revenues as described above and the increase in “equity in net income of affiliates,” despite a decrease in gains on sales of subsidiaries and affiliates.

Segment assets were up 9% on March 31, 2006 to 615,064 million yen due mainly to an increase in operating leases and investment in affiliates.

2. Summary of Cash Flows (Nine Months Ended December 31, 2006)

Cash and cash equivalents decreased by 119,074 million yen to 126,782 million yen compared to March 31, 2006.

“Cash flows from operating activities” provided 163,714 million yen in the first nine months of this fiscal year, compared to 140,718 million yen in the same period of the previous fiscal year. Principally, there were inflows associated with an increase in net income and decrease in restricted cash, while there was an outflow from “increase in inventories,” which is associated with the residential condominium development operations.

“Cash flows from investing activities” used 561,663 million yen in the first nine months of this fiscal year, compared to 466,715 million yen in the same period of the previous fiscal year, due mainly to the increase in outflows associated with the increase in “installment loans made to customers” as a result of the expansion of loans to corporate customers, including non-recourse loans.

“Cash flows from financing activities” provided 278,251 million yen in the first nine months of this fiscal year, compared to 315,286 million yen in the same period of the previous fiscal year, due to the increase in debt accompanying the increase in operating assets.

3. Summary of Third Quarter (Three Months Ended December 31, 2006)

In the third quarter revenues increased 74,155 million yen year on year.

Revenues from “direct financing leases” were down compared to the third quarter of the previous fiscal year due to the reduced contribution from gains on securitization and the decrease in the average balance of operating assets. Revenues from “operating leases” were up in line with the increase in operating assets. Revenues from “interest on loans and investment securities” were up compared to the same period of the previous fiscal year due to the increase in operating assets and contribution from interest on investment securities. “Brokerage commissions and net gains on investment securities” were up compared to the same period of the previous fiscal year due to the increase in net gains on investment securities as we recorded gains on the sale of a portion of our shares in Aozora Bank in connection with its listing on the Tokyo Stock Exchange, despite the decrease in brokerage commissions. Although life insurance premiums decreased, life insurance related investment income was up compared to the same period of the previous fiscal year for “life insurance premiums and related investment income.” “Real estate sales” decreased year on year due to the decrease in the number of condominiums sold to buyers in the third quarter of this fiscal year compared to the same period of the previous fiscal year. “Gains on sales of real estate under operating leases” were up year on year. “Other operating revenues” were up year on year due to the increase in revenues associated with our real estate management operations, including training facilities and golf courses, and revenue from the automobile maintenance service operations, as well as the contribution from Houlihan Lokey that entered the ORIX Group in the fourth quarter of the previous fiscal year.

Expenses were up 37,963 million yen compared to the third quarter of the previous fiscal year.

“Interest expense” was up year on year due to higher average debt levels and higher interest rates. “Costs of operating leases” were up year on year in line with the increase in operating assets. “Life insurance costs” were down compared with the same period of the previous fiscal year. “Costs of real estate sales” decreased in line with the lower “real estate sales.” “Other operating expenses” increased in line with the increased “other operating revenues.” “Selling, general and administrative expenses” were up year on year as a result of an increase in expenses associated with Houlihan Lokey, in addition to upfront costs associated with an increase in the number of employees as a result of an effort to expand our sales platform primarily in Japan. The “provision for doubtful receivables and probable loan losses” and “write-downs of securities” were up compared to the third quarter of the previous fiscal year.

This resulted in an increase in “operating income” by 36,192 million yen to 89,142 million yen compared with the third quarter of the previous fiscal year.

“Equity in net income of affiliates” was up year on year and “gains on sales of subsidiaries and affiliates and liquidation loss” decreased. “Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain” increased by 36,881 million yen compared to the third quarter of the previous fiscal year to 96,099 million yen.

“Minority interests in earnings of subsidiaries” of 1,589 million yen were recorded and as a result, “income from continuing operations” increased by 20,464 million yen to 54,865 million yen.

“Discontinued operations, net of applicable tax effect” added 4,790 million yen and “net income” in the third quarter of this fiscal year rose by 17,512 million yen to 59,655 million yen compared with a “net income” of 42,143 million yen in the third quarter of the previous fiscal year.

Consolidated Financial Highlights

(For the Nine Months Ended December 31, 2006 and 2005, and the Year Ended March 31, 2006)

(Unaudited)

(millions of JPY, except for per share data)

	December 31, 2006	Relationship to March 31, 2006	Year -on- year Change	December 31, 2005	Year -on- year Change	March 31, 2006	Year -on- year Change
Operating Assets
Investment in Direct Financing Leases	1,343,413	93%	90%	1,495,765	101%	1,437,491	99%
Installment Loans	3,341,163	114%	122%	2,727,640	117%	2,926,036	123%
Investment in Operating Leases	816,050	113%	131%	621,492	108%	720,096	116%
Investment in Securities	773,546	113%	115%	669,748	111%	682,798	116%
Other Operating Assets	142,337	155%	147%	96,699	118%	91,856	111%

Total	6,416,509	110%	114%	5,611,344	111%	5,858,277	114%

Operating Results
Total Revenues	851,751	—	128%	666,848	106%	930,397	102%
Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	246,727	—	129%	191,466	170%	249,787	163%
Net Income	150,981	—	120%	126,097	186%	166,388	182%
Earnings Per Share
Net Income
Basic	1,675.43	—	117%	1,434.39	177%	1,883.89	173%
Diluted	1,614.50	—	119%	1,359.01	183%	1,790.30	179%
Shareholders’ Equity Per Share	12,588.14	119%	125%	10,099.03	132%	10,608.97	127%

Financial Position
Shareholders’ Equity	1,137,752	119%	127%	898,828	140%	953,646	131%
Number of Outstanding Shares (’000)	90,383	101%	102%	89,001	106%	89,891	103%
Long-and Short-Term Debt and Deposits	5,231,652	106%	116%	4,518,350	111%	4,925,753	119%
Total Assets	7,802,545	108%	117%	6,686,456	114%	7,242,455	119%
Shareholders’ Equity Ratio	14.6%	—	—	13.4%	—	13.2%	—
Return on Equity (annualized)	19.3%	—	—	20.7%	—	19.8%	—
Return on Assets (annualized)	2.68%	—	—	2.64%	—	2.50%	—

New Business Volumes
Direct Financing Leases
New Receivables Added	551,204	—	82%	670,853	111%	888,912	103%
New Equipment Acquisitions	491,499	—	82%	601,120	112%	800,802	104%
Installment Loans	1,575,705	—	126%	1,254,454	114%	1,834,192	119%
Operating Leases	252,842	—	137%	184,571	104%	317,645	128%
Investment in Securities	170,293	—	104%	163,190	98%	235,932	96%
Other Operating Transactions	147,295	—	168%	87,740	87%	132,017	102%

Condensed Consolidated Statements of Income

(For the Nine Months Ended December 31, 2006 and 2005, and the Year Ended March 31, 2006)

(Unaudited)

(millions of JPY, millions of US$)

	Nine Months ended December 31, 2006	Year -on- year Change (%)	Nine Months ended December 31, 2005	Year -on- year Change (%)	Year ended March 31, 2006	Year -on- year Change (%)	U.S. dollars Nine Months ended December 31, 2006
Total Revenues :	851,751	128	666,848	106	930,397	102	7,151

Direct Financing Leases	68,626	98	70,382	112	96,136	111	576
Operating Leases	189,502	118	160,302	112	210,430	109	1,591
Interest on Loans and Investment Securities	146,262	125	116,751	120	159,727	120	1,228
Brokerage Commissions and Net Gains on Investment Securities	57,830	205	28,200	137	48,826	144	486
Life Insurance Premiums and Related Investment Income	94,198	96	98,175	101	138,118	101	791
Real Estate Sales	79,245	148	53,459	78	74,943	61	665
Gains on Sales of Real Estate under Operating Leases	17,468	185	9,433	869	8,970	577	147
Other Operating Revenues	198,620	153	130,146	91	193,247	95	1,667

Total Expenses :	628,154	126	499,057	92	715,422	91	5,274

Interest Expense	58,801	137	43,024	112	59,179	114	494
Costs of Operating Leases	120,882	120	100,444	110	134,465	109	1,015
Life Insurance Costs	81,711	98	82,976	95	117,622	96	686
Costs of Real Estate Sales	64,989	141	46,013	74	65,904	58	546
Other Operating Expenses	104,175	124	83,957	84	123,460	85	874
Selling, General and Administrative Expenses	182,729	143	127,489	105	185,950	111	1,534
Provision for Doubtful Receivables and Probable Loan Losses	9,387	79	11,816	44	16,178	41	79
Write-downs of Long-Lived Assets	1,318	253	521	6	8,336	71	11
Write-downs of Securities	4,047	104	3,878	97	4,540	92	34
Foreign Currency Transaction Loss (Gain), Net	115	—	(1,061)	—	(212)	—	1

Operating Income	223,597	133	167,791	184	214,975	165	1,877

Equity in Net Income of Affiliates	21,967	106	20,716	116	32,080	160	184
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses	1,163	39	2,959	83	2,732	82	10

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	246,727	129	191,466	170	249,787	163	2,071

Provision for Income Taxes	101,434	129	78,416	158	96,796	143	851

Income before Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	145,293	129	113,050	179	152,991	178	1,220

Minority Interests in Earnings of Subsidiaries, Net	3,315	262	1,266	104	3,223	131	28

Income from Continuing Operations	141,978	127	111,784	181	149,768	179	1,192

Discontinued Operations:
Income from Discontinued Operations, Net	14,001		23,523		27,335		118
Provision for Income Taxes	(5,571)		(9,210)		(10,715)		(47)

Discontinued Operations, Net of Applicable Tax Effect	8,430	59	14,313	245	16,620	211	71

Extraordinary Gain, Net of Applicable Tax Effect	573	—	—	—	—	—	5

Net Income	150,981	120	126,097	186	166,388	182	1,268

Note:	Pursuant to FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

Condensed Consolidated Statements of Income

(For the Three Months Ended December 31, 2006 and 2005)

(Unaudited)

(millions of JPY, millions of US$)

	Three Months ended December 31, 2006	Year -on- year Change (%)	Three Months ended December 31, 2005	Year -on- year Change (%)	U.S. dollars Three Months ended December 31, 2006
Total Revenues :	299,019	133	224,864	104	2,510

Direct Financing Leases	21,847	92	23,814	114	183
Operating Leases	65,129	120	54,127	113	547
Interest on Loans and Investment Securities	51,460	126	40,692	126	432
Brokerage Commissions and Net Gains on Investment Securities	39,296	505	7,784	104	330
Life Insurance Premiums and Related Investment Income	30,431	102	29,705	97	255
Real Estate Sales	11,350	51	22,083	84	95
Gains (Losses) on Sales of Real Estate under Operating Leases	5,288	—	(12)	—	44
Other Operating Revenues	74,218	159	46,671	93	624

Total Expenses :	209,877	122	171,914	95	1,762

Interest Expense	21,235	142	14,954	121	178
Costs of Operating Leases	43,757	127	34,342	113	367
Life Insurance Costs	24,275	98	24,737	91	204
Costs of Real Estate Sales	9,983	55	18,248	81	84
Other Operating Expenses	39,354	132	29,906	83	330
Selling, General and Administrative Expenses	63,657	145	43,977	110	535
Provision for Doubtful Receivables and Probable Loan Losses	5,830	116	5,042	49	49
Write-downs of Long-Lived Assets	—	—	—	—	—
Write-downs of Securities	1,905	157	1,210	98	16
Foreign Currency Transaction Loss (Gain), Net	(119)	—	(502)	—	(1)

Operating Income	89,142	168	52,950	151	748

Equity in Net Income of Affiliates	6,950	136	5,109	64	59
Gains on Sales of Subsidiaries and Affiliates and Liquidation Loss	7	1	1,159	156	0

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	96,099	162	59,218	135	807

Provision for Income Taxes	39,645	162	24,504	124	333

Income before Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	56,454	163	34,714	144	474

Minority Interests in Earnings of Subsidiaries, Net	1,589	508	313	82	13

Income from Continuing Operations	54,865	159	34,401	145	461

Discontinued Operations:
Income from Discontinued Operations, Net	7,806		12,524		66
Provision for Income Taxes	(3,016)		(4,782)		(26)

Discontinued Operations, Net of Applicable Tax Effect	4,790	62	7,742	561	40

Extraordinary Gain, Net of Applicable Tax Effect	—	—	—	—	—

Net Income	59,655	142	42,143	168	501

Condensed Consolidated Balance Sheets

(As of December 31, 2006 and March 31, 2006)

(Unaudited)

(millions of JPY, millions of US$)

	December 31, 2006	March 31, 2006	U.S. dollars December 31, 2006
Assets
Cash and Cash Equivalents	126,782	245,856	1,064
Restricted Cash	127,383	172,805	1,070
Time Deposits	946	5,601	8
Investment in Direct Financing Leases	1,343,413	1,437,491	11,279
Installment Loans	3,341,163	2,926,036	28,051
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(91,835)	(97,002)	(771)
Investment in Operating Leases	816,050	720,096	6,851
Investment in Securities	773,546	682,798	6,494
Other Operating Assets	142,337	91,856	1,195
Investment in Affiliates	359,849	316,773	3,021
Other Receivables	193,909	165,657	1,628
Inventories	175,483	140,549	1,473
Prepaid Expenses	46,542	40,676	391
Office Facilities	90,245	91,797	758
Other Assets	356,732	301,466	2,995

Total Assets	7,802,545	7,242,455	65,507

Liabilities and Shareholders’ Equity
Short-Term Debt	1,112,673	1,336,414	9,342
Deposits	390,681	353,284	3,280
Trade Notes, Accounts Payable and Other Liabilities	353,538	334,008	2,968
Accrued Expenses	88,272	89,043	741
Policy Liabilities	488,130	503,708	4,098
Current and Deferred Income Taxes	302,943	250,997	2,543
Security Deposits	162,970	150,836	1,368
Long-Term Debt	3,728,298	3,236,055	31,301

Total Liabilities	6,627,505	6,254,345	55,641

Minority Interests	37,288	34,464	313

Common Stock	90,992	88,458	764
Additional Paid-in Capital	112,292	106,729	943
Retained Earnings:
Legal Reserve	2,220	2,220	19
Retained Earnings	876,275	733,386	7,357
Accumulated Other Comprehensive Income	59,584	27,603	500
Treasury Stock, at Cost	(3,611)	(4,750)	(30)

Total Shareholders’ Equity	1,137,752	953,646	9,553

Total Liabilities and Shareholders’ Equity	7,802,545	7,242,455	65,507

	December 31, 2006	March 31, 2006	U.S. dollars December 31, 2006
Note: Accumulated Other Comprehensive Income
Net unrealized gains on investment in securities	80,101	50,856	672
Minimum pension liability adjustments	(621)	(632)	(5)
Foreign currency translation adjustments	(22,053)	(26,132)	(185)
Net unrealized gains on derivative instruments	2,157	3,511	18

Condensed Consolidated Statements of Shareholders’ Equity

(For the Nine Months Ended December 31, 2006 and 2005, and the Year Ended March 31, 2006)

(Unaudited)

(millions of JPY, millions of US$)

	Nine Months ended December 31, 2006	Nine Months ended December 31, 2005	Year ended March 31, 2006	U.S. dollars Nine Months ended December 31, 2006
Common Stock:
Beginning balance	88,458	73,100	73,100	742
Exercise of warrants and stock acquisition rights	1,504	2,296	2,829	13
Conversion of convertible bond	1,030	7,164	12,529	9

Ending balance	90,992	82,560	88,458	764

Additional Paid-in Capital:
Beginning balance	106,729	91,045	91,045	896
Exercise of warrants, stock acquisition rights and stock options	1,502	2,298	2,831	13
Stock-based compensation	2,681	—	—	22
Conversion of convertible bond	945	7,162	12,528	8
Other, net	435	242	325	4

Ending balance	112,292	100,747	106,729	943

Legal Reserve:
Beginning balance	2,220	2,220	2,220	19

Ending balance	2,220	2,220	2,220	19

Retained Earnings:
Beginning balance	733,386	570,494	570,494	6,157
Cash dividends	(8,092)	(3,496)	(3,496)	(68)
Net income	150,981	126,097	166,388	1,268

Ending balance	876,275	693,095	733,386	7,357

Accumulated Other Comprehensive Income (Loss):
Beginning balance	27,603	(1,873)	(1,873)	232
Net change of unrealized gains on investment in securities	29,245	11,337	10,706	245
Net change of minimum pension liability adjustments	11	(31)	458	0
Net change of foreign currency translation adjustments	4,079	14,275	13,478	34
Net change of unrealized gains on derivative instruments	(1,354)	2,141	4,834	(11)

Ending balance	59,584	25,849	27,603	500

Treasury Stock:
Beginning balance	(4,750)	(7,653)	(7,653)	(40)
Exercise of stock options	1,142	2,144	3,025	10
Other, net	(3)	(134)	(122)	(0)

Ending balance	(3,611)	(5,643)	(4,750)	(30)

Total Shareholders’ Equity:
Beginning balance	953,646	727,333	727,333	8,006
Increase, net	184,106	171,495	226,313	1,547

Ending balance	1,137,752	898,828	953,646	9,553

Summary of Comprehensive Income:
Net income	150,981	126,097	166,388	1,268
Other comprehensive income	31,981	27,722	29,476	268

Comprehensive income	182,962	153,819	195,864	1,536

Condensed Consolidated Statements of Cash Flows

(For the Nine Months Ended December 31, 2006 and 2005, and the Year Ended March 31, 2006)

(Unaudited)

(millions of JPY, millions of US$)

	Nine Months ended December 31, 2006	Nine Months ended December 31, 2005	Year ended March 31, 2006	U.S. dollars Nine Months ended December 31, 2006
Cash Flows from Operating Activities:
Net income	150,981	126,097	166,388	1,268
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	111,670	95,608	135,028	938
Provision for doubtful receivables and probable loan losses	9,387	11,816	16,178	79
Decrease in policy liabilities	(15,578)	(45,164)	(47,172)	(131)
Gains from securitization transactions	(3,643)	(6,356)	(7,139)	(31)
Equity in net income of affiliates	(21,967)	(20,716)	(32,080)	(184)
Gains on sales of subsidiaries and affiliates and liquidation losses	(1,163)	(2,959)	(2,732)	(10)
Extraordinary gain	(573)	—	—	(5)
Minority interests in earnings of subsidiaries, net	3,315	1,266	3,223	28
Gains on sales of available-for-sale securities	(41,609)	(8,641)	(10,401)	(349)
Gains on sales of real estate under operating leases	(17,468)	(9,433)	(8,970)	(147)
Gains on sales of operating lease assets other than real estate	(10,061)	(5,833)	(7,184)	(84)
Write-downs of long-lived assets	1,318	521	8,336	11
Write-downs of securities	4,047	3,878	4,540	34
Decrease (increase) in restricted cash	45,491	(38,225)	(119,202)	382
Decrease (increase) in trading securities	11,776	(10,333)	(9,091)	99
Increase in inventories	(46,530)	(25,618)	(56,596)	(391)
Increase in prepaid expenses	(5,478)	(4,374)	(2,316)	(46)
Increase (decrease) in accrued expenses	(4,226)	(18,824)	2,755	(36)
Increase in security deposits	10,198	38,904	48,597	86
Other, net	(16,173)	59,104	53,841	(137)

Net cash provided by operating activities	163,714	140,718	136,003	1,374

Cash Flows from Investing Activities:
Purchases of lease equipment	(776,535)	(794,722)	(1,136,538)	(6,519)
Principal payments received under direct financing leases	473,473	483,285	670,781	3,975
Net proceeds from securitization of lease receivables, loan receivables and securities	139,812	151,116	194,806	1,174
Installment loans made to customers	(1,575,556)	(1,252,768)	(1,834,192)	(13,228)
Principal collected on installment loans	1,125,270	846,481	1,200,337	9,447
Proceeds from sales of operating lease assets	122,364	114,826	130,992	1,027
Investment in affiliates, net	(1,902)	(2,243)	10,754	(16)
Purchases of available-for-sale securities	(117,237)	(137,612)	(201,123)	(984)
Proceeds from sales of available-for-sale securities	73,197	103,750	166,251	615
Maturities of available-for-sale securities	24,942	23,008	38,706	209
Purchases of other securities	(52,770)	(25,412)	(34,634)	(443)
Proceeds from sales of other securities	60,597	16,981	23,142	509
Purchases of other operating assets	(33,575)	(21,397)	(25,630)	(282)
Acquisitions of subsidiaries, net of cash acquired	(18,235)	(2,005)	(38,837)	(153)
Sales of subsidiaries, net of cash disposed	3,019	2,383	2,664	25
Other, net	(8,527)	27,614	33,164	(71)

Net cash used in investing activities	(561,663)	(466,715)	(799,357)	(4,715)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	(177,807)	110,729	326,285	(1,493)
Proceeds from debt with maturities longer than three months	1,738,128	1,470,020	2,102,054	14,593
Repayment of debt with maturities longer than three months	(1,321,091)	(1,300,583)	(1,697,828)	(11,091)
Net increase in deposits due to customers	37,366	31,770	16,628	314
Issuance of common stock	3,006	4,829	5,975	25
Dividends paid	(8,092)	(3,496)	(3,496)	(68)
Net increase in call money	5,600	—	10,000	47
Other, net	1,141	2,017	2,910	9

Net cash provided by financing activities	278,251	315,286	762,528	2,336

Effect of Exchange Rate Changes on Cash and Cash Equivalents	624	1,262	1,302	5

Net Increase (Decrease) in Cash and Cash Equivalents	(119,074)	(9,449)	100,476	(1,000)
Cash and Cash Equivalents at Beginning of Period	245,856	145,380	145,380	2,064

Cash and Cash Equivalents at End of Period	126,782	135,931	245,856	1,064

Segment Information

(For the Nine Months Ended December 31, 2006 and 2005, and the Year Ended March 31, 2006)

(Unaudited)

(millions of JPY)

	Nine months ended December 31, 2006			Nine months ended December 31, 2005			Year ended March 31, 2006
	Segment Revenues	Segment Profits	Segment Assets	Segment Revenues	Segment Profits	Segment Assets	Segment Revenues	Segment Profits	Segment Assets
Operations in Japan
Corporate Financial Services	89,071	41,857	1,794,665	76,380	38,445	1,639,685	97,683	48,661	1,616,574
Automobile Operations	109,140	19,741	512,987	95,422	18,590	504,276	130,775	26,661	509,149
Rental Operations	49,446	6,328	120,826	49,178	6,612	120,962	67,066	9,911	123,532
Real Estate-Related Finance	57,988	30,685	1,398,997	51,333	26,770	1,027,610	69,472	33,384	1,223,063
Real Estate	194,949	41,958	816,148	146,845	26,011	556,675	198,780	28,650	682,166
Life Insurance	93,621	7,222	512,622	97,650	10,324	523,272	137,468	13,212	491,857
Other	117,400	59,584	762,038	78,539	30,268	654,042	111,854	41,657	668,689

Sub-Total	711,615	207,375	5,918,283	595,347	157,020	5,026,522	813,098	202,136	5,315,030
Overseas Operations
The Americas	85,830	23,905	494,359	46,625	27,591	431,659	70,223	34,701	441,285
Asia, Oceania and Europe	76,523	29,230	615,064	67,476	27,100	559,701	88,914	31,956	562,654

Sub-Total	162,353	53,135	1,109,423	114,101	54,691	991,360	159,137	66,657	1,003,939

Segment Total	873,968	260,510	7,027,706	709,448	211,711	6,017,882	972,235	268,793	6,318,969

Difference between Segment totals and Consolidated Amounts	(22,217)	(13,783)	774,839	(42,600)	(20,245)	668,574	(41,838)	(19,006)	923,486

Consolidated Amounts	851,751	246,727	7,802,545	666,848	191,466	6,686,456	930,397	249,787	7,242,455

(millions of US$)

	U.S. dollars December 31, 2006
	Segment Revenues	Segment Profits	Segment Assets
Operations in Japan
Corporate Financial Services	748	351	15,067
Automobile Operations	916	166	4,307
Rental Operations	415	53	1,014
Real Estate-Related Finance	487	258	11,746
Real Estate	1,637	352	6,852
Life Insurance	786	61	4,304
Other	985	500	6,398

Sub-Total	5,974	1,741	49,688
Overseas Operations
The Americas	721	201	4,150
Asia, Oceania and Europe	642	245	5,164

Sub-Total	1,363	446	9,314

Segment Total	7,337	2,187	59,002

Difference between Segment totals and Consolidated Amounts	(186)	(116)	6,505

Consolidated Amounts	7,151	2,071	65,507

Note:	Since the Company evaluates the performance of its segments based on profits before income taxes, tax expenses are not included in segment profits. In addition, results of discontinued operations are included in “Segment Revenues” and “Segment Profits” of each segment, if any. Such amounts are eliminated in “Difference between Segment totals and Consolidated Amounts.”